Exhibit 99.5

I, Timothy A. Ross, do hereby certify that:

1.	I am an employee of:
Agapito Associates Inc.
1726 Cole Blvd., Building 22, Suite 130
Golden, Colorado 80401
USA

2.	I graduated with a BS degree in Mining Engineering from Virginia Polytechnic Institute and State University, USA in 1977.

3.
I am a Founding Registered Member of the Society for Mining, Metallurgy and Exploration. I am a Registered Professional Engineer in the US states of Colorado, Alabama, Kentucky, West Virginia, Virginia, Wyoming, New Mexico and Utah.

4.	I have worked as a mining engineer for a total of 33 years since my graduation from university.

5.
I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI-43- 101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.
I am responsible for the mining sections and some of the mining costs included in the technical report titled “Technical Report Update”, (the “Technical Report”), dated March 2, 2010; as discussed in the report, Baja Mining Corp. provided some of the mining cost. I have visited the property many times including multi week periods starting in August of 2005.

7.
I have had an involvement in the Property since August 2005. The nature of this involvement includes underground test mining, field work for mine design work and field work for surface infrastructure required to support mining.

8.
As of the date of this certificate, to the best of my knowledge and belief, the Technical Report contains all scientific information that is required to be disclosed to make the Technical Report not misleading.

9.	I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.
I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated March 5, 2010

/s/ Timothy Ross
Signature of Qualified Person

Timothy A. Ross
Name of Qualified Person